UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

DECEMBER 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Marjorie Gershwind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,566,612
	6	SHARED VOTING POWER 927
	7	SOLE DISPOSITIVE POWER 2,566,612
	8	SHARED DISPOSITIVE POWER 927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,567,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 3 of 6 Pages

AMENDMENT NO. 12 TO SCHEDULE 13G

This Amendment No. 12 to Schedule 13G is filed by Marjorie Gershwind (“Ms. Gershwind”) to amend and restate in its entirety the Schedule13G, originally filed on February 14, 1996, as amended by Amendment No. 1, filed on February 17, 2004, Amendment No. 2, filed on February 10, 2005, Amendment No. 3, filed on January 23, 2006, Amendment No. 4, filed on February 12, 2007, Amendment No. 5, filed on February 14, 2008, Amendment No. 6 filed on February 17, 2009, Amendment No. 7, filed on February 12, 2010, Amendment No. 8, filed on February 9, 2011, Amendment No. 9, filed on February 13, 2012, Amendment No. 10, filed on February 14, 2013 and Amendment No. 11, filed on February 5, 2014, with respect to the Class A Common Stock (as defined below) of MSC Industrial Direct Co., Inc. (the “Company”).

This Amendment No. 12 reflects shares beneficially owned by Ms. Gershwind and shares of the Company outstanding as of the date hereof.

Item 1.	(a)	NAME OF ISSUER

MSC Industrial Direct Co., Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

75 Maxess Road Melville, New York 11747

Item 2.	(a)	NAME OF PERSON FILING

Marjorie Gershwind

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of the principal business office of Ms. Gershwind is c/o JFI, 152 West 57th Street, New York, NY 10019.

	(c)	CITIZENSHIP

United States.

	(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $.001 per share (the “Class A Common Stock”)

	(e)	CUSIP NUMBER

553530 10 6

Item 3.	Not applicable.

Item 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

As of the date hereof, Ms. Gershwind  may be deemed to beneficially own 2,567,539 shares of Class A Common Stock as a result of her direct or indirect ownership of, and/or voting and dispositive power over:

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 4 of 6 Pages

(a)	64,964 shares of Class A Common Stock held by Ms. Gershwind;
(b)	927 shares of Class A Common Stock held by The Gershwind Family Foundation, of which Ms. Gershwind is a director;
(c)
2,144,682 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common  Stock on a  one-for-one basis (the “Class B Common Stock"), held by Ms. Gershwind; and

(d)	356,966 shares of Class B Common Stock held by grantor retained annuity trusts, of which Mrs. Gershwind is the settlor and trustee.

(b)	PERCENTAGE OWNED:

Based on calculations made in accordance with Rule 13d-3, and there being 48,576,499 shares of Class A Common Stock outstanding as of January 2, 2015 (as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 29, 2014),  Ms. Gershwind may be deemed to beneficially own approximately 5.0% of the outstanding Class A Common Stock.

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 5 of 6 Pages

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

(i)	Sole voting power:	2,566,612

(ii)	Shared voting power:	927

(iii)	Sole dispositive power:	2,566,612

(iv)	Shared dispositive power:	927

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 553530 10 6	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2015

Marjorie Gershwind

By:	/s/ J. Robert Small
J. Robert Small
Attorney-in-fact